12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

By EDGAR

June 22, 2020

Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

Washington, DC 20549

Re:    CarMax, Inc.
Form 10-K for Fiscal Year Ended February 29, 2020
Filed April 21, 2020
File No. 001-31420

Dear Ms. Cvrkel:

The purpose of this letter is to respond to the comment letter dated June 12, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Enrique N. Mayor-Mora, Senior Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “CarMax,” and “the Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comment from your letter in bold and italicized typeface. Our response appears below in normal typeface.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources, page 37

1.	Please tell us how you determined the non-GAAP measure, adjusted net cash from operating activities, met the requirements in Item 10(e)(1)(ii)(A) of Regulation S-K.

As noted by the Staff, we disclose a non-GAAP measure of adjusted net cash from operating activities. The reconciliation of this measure to the most closely related GAAP measure is as follows:

Net cash provided by (used in) operating activities
Add:  Net issuances of non-recourse notes payable
Adjusted net cash provided by operating activities

Ms. Linda Cvrkel
United States Securities and Exchange Commission
June 22, 2020

 We have determined that presentation of this measure complies with the requirements in Item 10(e)(1)(ii)(A) of Regulation S-K as the addition of net issuances of non-recourse notes payable does not exclude liabilities that will require cash settlement by the Company, nor would they require cash settlement absent an ability to settle in another manner.  The Company’s non-recourse notes payable relate to auto loans receivable funded through our warehouse facilities and asset-backed term funding transactions (together, “non-recourse funding vehicles”).  To the extent there are not adequate cash collections on the auto loans receivable to settle obligations to the non-recourse funding vehicles, the investors have no recourse to our assets beyond the securitized receivables, amounts on deposit in reserve accounts and related restricted cash amounts.  Additionally, there are no other arrangements, guarantees, or other commitments that could require us to provide financial support to the non-recourse funding vehicles.

Additional information about the entirety of our financing and securitization transactions, is addressed in detail by Notes 1(F), 4 and 11 to our consolidated financial statements in our Form 10-K for fiscal year ended February 29, 2020.  Our auto loans receivable represent amounts due from customers related to retail vehicle sales financed through CarMax Auto Finance (“CAF”).  We fund the auto loans receivable originated by CAF, in most instances, through a revolving funding program utilizing warehouse facilities until we elect to fund them through term securitizations or alternative funding arrangements.

The warehouse facilities are bankruptcy-remote special purpose entities that transfer an undivided percentage ownership interest in the receivables to third-party financing entities (“Warehouse Lenders”). Collections from receivables owned by the warehouse facilities are used to pay interest and fees owed to the Warehouse Lenders and to fund additional receivables. The receivables are only released from the facility in connection with repayments of principal to the Warehouse Lenders.

In our term securitizations, we sell a pool of auto loans receivable to a bankruptcy-remote special purpose entity that, in turn, transfers the receivables to a special purpose securitization trust.  The securitization trust issues asset-backed securities in the form of non-recourse notes secured by the auto loans receivable.  These securitized receivables can only be used as collateral to settle obligations of the non-recourse funding vehicles. Non-recourse funding vehicles and investors have no recourse to our assets beyond the securitized receivables, the amounts on deposit in reserve accounts and the restricted cash from collections on auto loans receivable.

Accordingly, all of our securitized auto loans receivable are used for the future payment of related non-recourse notes payable.

Our non-GAAP measure of adjusted cash from operating activities is a meaningful metric for investors because it provides better visibility into the cash generated from our operations when considering the full scope of our financing and securitization program as discussed above.  Further, when considering the nature of the underlying non-recourse notes payable used in the calculation of the non-GAAP measure, we have concluded this non-GAAP measure is in compliance with Item 10(e)(1)(ii)(A) of Regulation S-K.

* * * * *

Ms. Linda Cvrkel
United States Securities and Exchange Commission
June 22, 2020

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x3544.

Very truly yours,

/s/ Enrique N. Mayor-Mora

CarMax, Inc.
Enrique N. Mayor-Mora
Senior Vice President and
Chief Financial Officer

cc:    William D. Nash,
President and Chief Executive Officer

Thomas W. Reedy,
Executive Vice President of Finance

Eric M. Margolin,
Executive Vice President,
General Counsel and Secretary